8-34349

05038400

UNITED STATES
NDEXCHANGE COMMISSION
hington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED
MAR 01 2005

SEC FILE NUMBER
8-

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 AND ENDING 12/31/04
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: THE CARNEY GROUP, INC.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

901 GEORGE BUSH BLVD
(No. and Street)

DELRAY BEACH FL 33483
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

J. D. GILBERT & CO.
(Name – *if individual, state last, first, middle name*)

600 WEST HILLSBORO BLVD STE. 510 DEERFIELD BEACH, FL 33441
(Address) (City) (State) (Zip Code)

PROCESSED
MAR 18 2005
THOMSON FINANCIAL

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, THOMAS F. CARNEY, JR., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of THE CARNEY GROUP, INC., as of ______, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Elizabeth Gwynn
My Commission DD325030
Expires June 01, 2008

Signature

Chairman

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

THE CARNEY GROUP, INCORPORATED
(A WHOLLY-OWNED SUBSIDIARY OF CARNEY AND COMPANIES, INC.)

FINANCIAL STATEMENTS

DECEMBER 31, 2004

J.D. GILBERT & COMPANY

THE CARNEY GROUP, INCORPORATED
(A WHOLLY-OWNED SUBSIDIARY OF CARNEY AND COMPANIES, INC.)
FINANCIAL STATEMENTS

December 31, 2004

TABLE OF CONTENTS

	Page No.
Independent Auditors' Report	1
Statement of Financial Condition	2
Statement of Operations	3
Statement of Changes in Stockholder's Equity	4
Statement of Cash Flows	5
Notes to the Financial Statements	6-7
Supplementary Information - Schedule I	8
Supplementary Information - Schedule II	9
Report on Internal Control Required by SEC Rule 17a-5	10-11

J.D. GILBERT & COMPANY
CERTIFIED PUBLIC ACCOUNTANTS

600 West Hillsboro Blvd., Suite 510, Deerfield Beach, Florida 33441 • (954) 419-1000 • Fax (954) 419-1040
Toll Free (888) 419-2727 • E-Mail cpas@jdgilbert.com

Independent Auditors' Report

Board of Directors
The CARNEY GROUP, INCORPORATED

We have audited the accompanying statement of financial condition of The CARNEY GROUP, INCORPORATED, as of December 31, 2004, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of The Carney Group, Incorporated as of December 31, 2004, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II, is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

J.D. Gilbert & Company

Deerfield Beach, Florida
February 17, 2005

THE CARNEY GROUP, INCORPORATED
(A WHOLLY-OWNED SUBSIDIARY OF CARNEY AND COMPANIES, INC.)
STATEMENT OF FINANCIAL CONDITION

December 31, 2004

ASSETS

Cash	$ 10,428
Prepaid Insurance	325
Office Equipment, net of accumulated Depreciation of $3,525	-
Total Assets	$ 10,753

STOCKHOLDER'S EQUITY

Common Stock - $1 par value, 1,000 shares authorized, issued and outstanding	1,000
Additional Paid-in Capital	24,547
Accumulated Deficit	(14,794)
Total Stockholder's Equity	$ 10,753

The Accompanying Notes are an Integral Part of These Financial Statements

THE CARNEY GROUP, INCORPORATED
(A WHOLLY-OWNED SUBSIDIARY OF CARNEY AND COMPANIES, INC.)
STATEMENT OF OPERATIONS

For the Year Ended December 31, 2004

Income:	
Consulting	$ 3,000
Commissions	100
Interest Income	69
Total Income	3,169
Operating Expenses:	
Regulatory Fees	1,511
General and Administrative	3,316
Total Operating Expenses	4,827
	(1,658)
Income Taxes	-
Net Loss	$(1,658)

The Accompanying Notes are an Integral Part of These Financial Statements

THE CARNEY GROUP, INCORPORATED
(A WHOLLY-OWNED SUBSIDIARY OF CARNEY AND COMPANIES, INC.)
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

For the Year Ended December 31, 2004

	Common Stock	Additional Paid-In Capital	Accumulated Deficit
Balance at January 1, 2004	$1,000	$ 24,547	$ (13,136)
Net Loss	-	-	(1,658)
Balance at December 31, 2004	$1,000	$ 24,547	$ (14,794)

The Accompanying Notes are an Integral Part of These Financial Statements

J.D. GILBERT & COMPANY

THE CARNEY GROUP, INCORPORATED
(A WHOLLY-OWNED SUBSIDIARY OF CARNEY AND COMPANIES, INC.)
STATEMENT OF CASH FLOWS

For the Year Ended December 31, 2004

Increase (Decrease) in Cash

Cash Flows from Operating Activities:	
Net Loss $	(1,658)
Adjustments to Reconcile Net Loss to	
Cash Used in Operating Activities:	
(Increase) Decrease in:	
Loan Receivable – Affiliate	1,128
Prepaid Insurance	(17)
Net Cash Used in Operating Activities	(547)
Cash, beginning of year	10,975
Cash, end of year	$ 10,428

The Accompanying Notes are an Integral Part of These Financial Statements

J.D. GILBERT & COMPANY

December 31, 2004

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General – The Carney Group, Incorporated, (the Company), located in Delray Beach, Florida, was incorporated in the State of Florida in August 1985 as a wholly-owned subsidiary of the Carney and Companies, Inc. The Company is a member of the National Association of Securities Dealers, Inc., and is registered with the Securities and Exchange Commission. The Company was set up to act as an introducing broker, however, it has no correspondent broker agreement in effect. The Company has dealer agreements with mutual fund underwriters which generate commission revenue. The Company also serves as a consultant to entities seeking private funding. Its customers are primarily located in southeast Florida.

Income Taxes - Income taxes are accounted for under the tax return filed by the parent company, Carney and Companies, Inc. Under generally accepted accounting principles, a provision is provided for current taxes as well as deferred taxes provision or benefit on the timing and other differences between tax and book net income.

Estimates - These financial statements include estimates made by management as required by generally accepted accounting principles.

NOTE 2 - REVENUE

The Company has dealer agreements with mutual fund underwriters whereby the Company refers customers to the mutual funds. Pursuant to Rule 12b-1 under the Investment Company Act of 1940, the Company receives commissions on such referrals.

The Consulting income recognized in 2004 was from one customer. The revenue is non-recurring and was fully collected in 2004.

NOTE 3 – INCOME TAXES

For the year ended December 31, 2004, the company had deferred tax benefits for its portion of an unused net operating loss carry forward. This carryover totaling $6,872 expires after the 2023 tax year. Based on a 20% estimated tax rate, the Company has a $1,678 benefit for which it recorded a corresponding valuation allowance. Additionally, the Company generated a tax benefit of $1,022 based on 20% rate, for losses used by an affiliated company in the prior year. The Company has not recorded the intercompany receivable or benefit of this loss.

NOTE 4 - RELATED PARTY TRANSACTIONS

The Company occupies space and utilizes personnel and office services provided by companies related by common ownership or control with the Company's parent company. No allocation of these costs has been made to the Company for the year ended December 31, 2004. The Company reimburses automobile and telephone charges incurred by employees of related entities on an as-agreed-upon basis. Such reimbursements aggregated $1,153 and are included in general and administrative expenses for 2004.

NOTE 5 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital of $5,000 and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2004, the Company had net capital of $10,428, which was $5,428 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was 0 to 1.

THE CARNEY GROUP, INCORPORATED
(A WHOLLY-OWNED SUBSIDIARY OF CARNEY AND COMPANIES, INC.)
SUPPLEMENTAL INFORMATION – SCHEDULE 1

Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission

As of December 31, 2004

Computation of Net Capital:		
Total ownership equity from Statement of Financial Condition, qualified for Net Capital		$ 10,753
Deductions for non-allowable assets –		
Prepaid Expenses	325	
Furniture and Equipment	-	
		(325)
Net Capital before haircuts on securities positions		10,428
Haircuts on Securities		-
Net Capital		$ 10,428
Computation of Aggregate Indebtedness:		
Total A.I. liabilities form Statement of Financial Condition		$ -
Computation of Basic Net Capital Requirement:		
Minimum net capital required at 6.7%		$ -
Minimum dollar net capital requirement		5,000
Net Capital Requirement		5,000
Excess Net Capital		5,428
Excess Net Capital at 1000 percent		5,428
Ratio: Aggregate indebtedness to net capital		0 to 1
Reconciliation with Company's Computation (Included in Part II of Form X-17A-5 as of December 31, 2004):		
Net Capital as reported in Company's Part II (Unaudited) FOCUS report		$ 10,753
Increase in non-allowed assets, due to prepaid insurance		(325)
Net Capital per above		$ 10,428

THE CARNEY GROUP, INCORPORATED
(A WHOLLY-OWNED SUBSIDIARY OF CARNEY AND COMPANIES, INC.)
SUPPLEMENTARY INFORMATION - SCHEDULE II

Computation for Determination of Reserve Requirements
and Information Relating to Possession or Control Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission

As of December 31, 2004

The Company is exempt from Rule 15c3-3 under paragraph (k)(2)(B) since the Company, as an introducing broker, would clear all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer and promptly transmit all customer funds and securities to the clearing broker or dealer which carry all of the accounts of such customers and maintain and preserve such books and records pertaining thereto pursuant to the requirements of Rule 17a-3 and 17a-4, as are customarily made and kept by a clearing broker or dealer. For the year ended December 31, 2004, the Company did not perform brokerage services for any customers.

J.D. GILBERT & COMPANY
CERTIFIED PUBLIC ACCOUNTANTS

600 West Hillsboro Blvd., Suite 510, Deerfield Beach, Florida 33441 · (954) 419-1000 · Fax (954) 419-1040
Toll Free (888) 419-2727 · E-Mail cpas@jdgilbert.com

Board of Directors
The CARNEY GROUP, INCORPORATED

In planning and performing our audit of the financial statements and supplemental schedules of The CARNEY GROUP, INCORPORATED, for the year ended December 31, 2004, we considered its internal control in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by The CARNEY GROUP, INCORPORATED, including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities account for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004 to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc. and other regulatory agencies which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

J. D. Gilbert & Company

Deerfield Beach, Florida
February 17, 2005